UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53181

Solera National Bancorp, Inc.
(Exact name of registrant as specified in its charter)

319 S. Sheridan Blvd.
Lakewood, CO 80226
303-209-8600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)*	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Explanatory Note:
Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons. Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”), as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, $0.01 par value per share, under Section 12(g) of the Act.
Approximate number of holders of record as of the certification or notice date: 649

NOTE: This filing is to replace the Form 15-12G/A filed on August 6, 2014 which was inadvertently filed as an amended form rather than Form 15-12G. No other items have been modified in this filing.

Pursuant to the requirements of the Act, Soler National Bancorp, Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2014	By:	/s/ Robert J. Fenton
	Name:	Robert J. Fenton
	Title:	President and Chief Executive Officer